Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT'S MODELWARE IS ADOPTED BY SONY SEMICONDUCTOR KYUSHU

VANCOUVER, CANADA — AUGUST 31, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF), which delivers advanced process control (APC) solutions to the semiconductor industry, today reported that Sony Semiconductor Kyushu Corporation, one of the world’s leading manufacturers of semiconductor devices and part of the Sony Group, has deployed ModelWare, Triant’s advanced fault detection solution, in its state-of-the-art wafer fabrication plants, including the Nagasaki Technology Center Fab in Japan. Sony Semiconductor Kyushu purchased licenses of ModelWare in 2003 through INNOTECH CORPORATION, Triant’s exclusive distributor in Japan.

Founded in 1987, INNOTECH is Japan’s premier importer of high-end semiconductor devices and equipment and maintains direct relationships with every major semiconductor manufacturer in Japan.

“We are very pleased that Sony Semiconductor Kyushu has made this initial deployment of ModelWare in its Japanese fabs”, stated Robert Heath, Triant’s CEO, "Japan is a very important market for us in 2004 as Japanese semiconductor companies realize the competitive advantage APC solutions can provide in terms of lowering manufacturing cost and increasing both yield and productivity.”

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that enable its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

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